UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           RAM Energy Resources, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    75130P109
                                    ---------

                                 (CUSIP Number)

                                 April 10, 2007
                                 --------------

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [ ]      Rule 13d-1(b)

                 [X]      Rule 13d-1(c)

                 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 75130P109                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------
---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [ ]

                    (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,875,646
BENEFICIALLY         ------ ----------------------------------------------------
NUMBER OF                6  SHARED VOTING POWER
SHARES
OWNED BY                    364,237
EACH                 ------ ----------------------------------------------------
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON
WITH                        1,875,646
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            364,237
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,239,883
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.4%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)           Name of Issuer:
                    --------------

                    RAM Energy Resources, Inc. (the "Issuer")

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    5100 East Skelly Drive, Suite 650
                    Tulsa, Oklahoma 74135

Item 2(a)           Name of Person Filing:
                    ---------------------

                    This statement is being filed by Cumberland Associates LLC. Cumberland Associates LLC is a limited liability company organized under the laws of the State of New York, and is engaged in the business of managing, on a discretionary basis, eight securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Bruce G. Wilcox, Andrew M. Wallach, Lawrence M. Rifkin, Barry A. Konig, Steven D. Morrow and Bradley H. Gendell are the members (the "Members") of Cumberland Associates LLC.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)           Citizenship:
                    -----------

                    Cumberland Associates LLC is a New York limited liability company. Each of the Members is a citizen of the United States.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock (the "Shares")

Item 2(e)           CUSIP Number:
                    ------------

                    75130P109

Item 3              Not Applicable

Item 4.             Ownership:
                    ---------

Item 4(a)           Amount Beneficially Owned:
                    -------------------------

                    As of April 10, 2007, Cumberland Associates LLC may be deemed the beneficial owner of 2,239,883 Shares.

Item 4(b)           Percent of Class:
                    ----------------

                    The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes 5.4% of the total number of Shares outstanding, based upon a total of 41,632,257 Shares outstanding consisting of (i) 41,153,530 Shares issued and outstanding as of March 30, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and (ii) 478,727 Units issued and outstanding as of March 30, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, with each Unit including one issued and outstanding Share.

Item 4(c)           Number of shares as to which such person has:
                    --------------------------------------------

                    (i)    Sole power to vote or to direct the vote:

                           1,875,646

                    (ii)   Shared power to vote or to direct the vote:

                           364,237

                    (iii) Sole power to dispose or to direct the disposition of:

                           1,875,646

                    (iv) Shared power to dispose or to direct the disposition of:

                           364,237

Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable.

Item 9              Notice of Dissolution of Group:
                    ------------------------------

                    Not Applicable

Item 10             Certification:
                    -------------

                    By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2007



                                             CUMBERLAND ASSOCIATES LLC



                                             By:    /s/ Gary G. Tynes
                                                  ------------------------------
                                                  Name:   Gary G. Tynes
                                                  Title:  Managing Member/CFO